UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Crow Technologies 1997 Ltd.

(Name of Issuer)

Ordinary Shares, Par Value 0.25 NIS per share

(Title of Class of Securities)

M-26744-10-8

(CUSIP Number)

Asher Barak, Adv.216

Yaffo St., Jerusalem 94383, Israel

011-972-2-5008000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. M-26744-10-8

1	Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of above persons: Sender Holdings Inc.
2	Check the Appropriate Box if a Member of a Group* (a) (b)
3	SEC Use Only
4	Source of Funds: PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) : ☐
6	Citizenship or Place of Organization: Turks and Caicos Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 156,976
	8	Shared Voting Power : 2,292,123 [see note at item 5 below]
	9	Sole Dispositive Power: 156,976
	10	Shared Dispositive Power: 2,292,123 [see note at item 5 below]
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,292,123
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares :
13	Percent of Class Represented by Amount in Row (11) : 52.42%
14	Type of Reporting Person : CO

Item 1.    Security and Issuer

(a)	Issuer: Crow Technologies 1977 Ltd. (“Crow”)

(b)	Shares: Ordinary Shares (the “Shares”), par value 0.25 NIS per share.

(c)	Address: 1 Azrieli Center, The Round Tower, Tel-Aviv 67021, Israel

Item 2.    Identity and Background

(a)	This statement on Schedule 13D is being filed by Sender Holdings Inc. (“Sender Holdings”)

(b)	The principal executive offices of Sender are located at: 215 Yaffo St., Jerusalem.

(c)	Occupation: NA

(d)	During the last five years, Sender Holdings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)	During the last five years, Sender Holdings was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Turks and Caicos Islands

Item 3.    Source and Amount of Funds or Other Consideration

Personal funds. For the amount of funds see Schedule I attached hereto.

Item 4.    Purpose of Transaction

The transaction reported herein in Schedule I was consummated for investment purposes.

Item 5.    Interest in Securities of the Issuer

(a)	As of date of this schedule 13D, there are 4,372,275 shares outstanding. Sender Holdings owns directly 156,976 shares, which are 3.6% of the Outstanding shares of Crow.

(b)	Sender Holdings Inc. may be deemed the beneficial owner of additional 2,135,147 shares by virtue of a shareholders agreement by and between Sender Holdings and two other sherholders of Crow (one shareholder holds directly 887,424 shares and the other shareholder holds directly 1,066,666 shares) according to which they shall vote together with regards to appointment of directors to the Board of Directors of Crow, and (2) by virtue of a voting right attached to 181,057 Shares of Shrem Fudim Kelner Technologies Ltd. ("SFKT") which was assigned to Sender Holdings and the other shareholder of Crow (the one shareholder mentioned above who holds directly 887,424 Shares) as part of the Change of Control Transaction - see Schedule I below.

(c)	According to subsections (b) above, Sender Holdings may be deemed the beneficial owner of a total 2,292,123 shares which are 52.42% of the outstanding shares of Crow.

(d)	Except as state above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceed from the sales of, the dhares beneficially owned by Sender Holdings.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

(a)	The shareholders agreement mentioned in item 5(b) above

(b)	An agreement with SFKT - see Item 5(b) above

Except as set fourth herein, there are no contracts, arrangements, understandings or relationship (legal or otherwise) among Sender Holdings and any person with respect to any securities of Crow, including but not limited to transfer or voting of any of the securities of Crow, finders' fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December ___, 2003

Asher Barak, Adv., Sole Director

Schedule I

SCHEDULE OF ACQUISITIONS

        Further to Crow's report on Form 20-F dated as of July 15, 2003, and its report on Form 6-K dated as of November 18, 2003 Silverboim Holdings Ltd. ("Silverboim"), Crow's controlling shareholder, has closed a transaction, according to which it sold 156,976 Shares to Sender Holdigs. Prior to such transaction, Sender Holdings held 0 Shares.

        As part of such transaction, Silverboim has assigned to Sender Holdings and another shareholder of Crow, the shareholders agreement by and among Silverboim and SFKT, pursuant to which SFKT has unilaterally and irrevocably granted Silverboim the voting rights attached to its Shares until December 28, 2003. Pursuant to such assignment Sender and such another shareholder of Crow received the voting rights attached to 181,057 Shares of SFKT until December 28, 2003.